Exhibit 99.1

MEDIA RELEASE

July 29, 2025

Algoma Steel Group Inc. Reports Financial Results for the Second Quarter 2025

Consolidated Revenue of $589.7 Million

Net Loss of $110.6 Million and Adjusted EBITDA Loss of $32.4 Million

Achieved First Arc and First Steel Production from Transformative Electric Arc Furnace (EAF) Project

SAULT STE. MARIE, ONTARIO (July 29, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its second quarter ended June 30, 2025.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Second Quarter 2025 to Second Quarter 2024 Comparisons

•	Consolidated revenue of $589.7 million, compared to $650.5 million in the prior-year quarter.

•	Consolidated loss from operations of $85.1 million, compared to a loss from operations of $12.5 million in the prior-year quarter.

•	Net loss of $110.6 million, compared to net income of $6.1 million in the prior-year quarter.

•	Adjusted EBITDA loss of $32.4 million and Adjusted EBITDA margin of (5.5%), compared to Adjusted EBITDA of $37.7 million and 5.8% in the prior-year quarter (see “Non-GAAP Measures” below).

•	Cash used in operating activities of $37.9 million, compared to cash generated by operating activities of $12.5 million in the prior-year quarter.

•	Shipments of 472,056 tons, compared to 503,152 tons in the prior-year quarter.

•	Tariffs paid in the quarter totaled $64.1M vs nil in the prior-year quarter.

Michael Garcia, the Company’s Chief Executive Officer, commented, “The second quarter of 2025 was a pivotal period for Algoma, during which we completed the preparations for our first production of Volta™—Algoma’s trademarked green steel. This milestone was realized in early July with the successful production of our inaugural steel in the first of our two state-of-the-art EAFs. While we delivered operational results for the quarter that were in line with our expectations, our financial performance continued to be impacted by ongoing tariff uncertainty and persistent weak steel market demand and pricing pressures. The uncertain market environment has created headwinds for shipments and pricing across the industry, but we remain focused on executing our strategic transformation.”

Mr. Garcia continued, “Achieving first arc and producing our first steel from the EAF in early July represents a historic accomplishment that marks the true beginning of our transition from a legacy higher-cost traditional steelmaker to one of the lowest-cost green steel producers in North America. While we can’t control market volatility and macro or geopolitical uncertainties, we are focused on what we can control: the safe operation of our assets and the completion of the EAF project, which provides us with a structural cost advantage that will serve us well through market cycles, creating lasting value for all stakeholders.”

Second Quarter 2025 Financial Results

Second quarter revenue totaled $589.7 million, compared to $650.5 million in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $534.4 million, compared to $597.4 million, and revenue per ton of steel sold was $1,249, compared to $1,293. Lower pricing was due to weakening market conditions, particularly due to the Section 232 Tariffs, which impacted the Company’s export sales and resulted in over-supply of the Canadian market at lower prices.

Loss from operations was $85.1 million, compared to a loss from operations of $12.5 million in the prior-year quarter. The year-over-year decrease was primarily due to the lower revenues associated with lower prices and volumes, as well as higher cost of sales from tariffs. For the second quarter of 2025, tariff costs were $64.1 million.

Net loss in the second quarter was $110.6 million, compared to net income of $6.1 million in the prior-year quarter. The decrease was driven primarily by lower steel shipment volumes, lower realized pricing, and tariff-related costs as detailed above.

Adjusted EBITDA in the second quarter was a loss of $32.4 million, compared with Adjusted EBITDA of $37.7 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (5.5%). The average realized price of steel net of freight and non-steel revenue was $1,132 per ton, compared to $1,187 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,144 compared to $1,069 in the prior-year quarter. Shipments for the second quarter were 472,056 tons, compared to 503,152 tons in the prior-year quarter.

See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of net (loss) income to Adjusted EBITDA.

Electric Arc Furnace

In November 2021, the Company’s Board of Directors (the “Board”) authorized the Company to construct two new state of the art EAFs to replace the Company’s existing blast furnace and basic oxygen steelmaking operations. Record days of snowfall at the site in late November and early December 2024 impacted project work, but due to the hard work of the entire team to mitigate these impacts, the Company achieved first arc and first steel production in early July.

As of June 30, 2025, the cumulative investment was $881 million and the Company continues to expect the completion of the EAF project will be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing credit facility.

Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Tariffs

On March 4, 2025, the United States imposed tariffs on Canadian imports, including a 25% duty under the International Emergency Economic Powers Act (IEEPA) and a 25% tariff on steel and aluminum products under Section 232 of the Trade Expansion Act. These tariffs were briefly paused on March 6, reinstated on March 12, and further expanded on April 2, when a minimum 10% “Reciprocal Tariff” was announced on all U.S. imports, excluding Canada. As of June 4, 2025, the Section 232 tariff on steel and aluminum imports was increased to 50%.

While Canada remains exempt from the Reciprocal Tariff and overlapping duties do not apply to USMCA-compliant goods, the Company is currently subject to the 50% Section 232 tariff on steel exports to the United States. These measures have caused significant market disruption, with Canadian spot pricing falling below U.S. contract pricing due to increased supply, U.S. imports, and offshore offers. For the three months ended June 30, 2025, Canadian net sales realizations were up to 40% lower than U.S. levels, contributing to an estimated $30 million revenue impact.

Tariff-related costs totaled $64.1 million in the second quarter and $74.6 million for the first half of 2025. U.S. shipments represented 54% and 53% of total volumes during those periods, respectively. Given the ongoing uncertainty caused by the U.S. tariffs resulting in a structural imbalance in the Canadian market, the Company is exploring liquidity tools and funding programs that could support its current operations and enable strategic diversification. This includes an application to the federal Large Enterprise Tariff Loan (LETL) program for $500 million, ongoing discussion of potential terms of LETL support and an evaluation of capital investments that align with long-term domestic demand in sectors such as defense and construction, while reinforcing Canada’s industrial resilience and low carbon transformation.

Liquidity

At quarter end, the Company had cash of $82.5 million and unused availability under its Revolving Credit Facility of $329.1 million.

Quarterly Dividend

In light of ongoing macroeconomic uncertainty, including increased volatility in steel markets and uncertainty surrounding trade policy and tariffs, the Board of Directors has decided to suspend the regular quarterly dividend on the Company’s common shares, totaling approximately US$5.2 million. This decision reflects the Board’s prudent approach to capital allocation and its commitment to preserving liquidity and financial flexibility in the face of evolving market conditions. The Board will continue to evaluate future dividend declarations in the context of capital requirements, strategic priorities, and overall financial performance.

Conference Call and Webcast Details

A webcast and conference call will be held on Wednesday, July 30, 2025 at 11:00 a.m. EDT to review the Company’s results for the three months ended June 30, 2025, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.ir.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Second Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13754580.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim financial statements for the three and six month periods ended June 30, 2025 and 2024 and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to access liquidity tools and funding programs, such as the LETL, labor availability, global supply chain disruptions on costs, Algoma’s modernization of its plate mill facilities (including annual plate capacity going forward), transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding potential borrowings under the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory write-downs and legal settlement. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	June 30, 2025	December 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$82.5	$266.9
Restricted cash	0.1	0.1
Taxes receivable	116.0	84.3
Accounts receivable, net	253.6	227.6
Inventories	736.3	879.2
Prepaid expenses and deposits	30.3	42.8
Other assets	5.0	5.5

Total current assets	$1,223.8	$1,506.4

Non-current
Property, plant and equipment, net	$1,705.8	$1,662.7
Intangible assets, net	0.4	0.5
Other assets	15.6	16.6

Total non-current assets	$1,721.8	$1,679.8

Total assets	$2,945.6	$3,186.2

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$16.4	$0.4
Accounts payable and accrued liabilities	348.4	319.1
Taxes payable and accrued taxes	54.5	41.6
Current portion of other long-term liabilities	3.5	3.2
Current portion of governmental loans	25.0	25.0
Current portion of environmental liabilities	3.7	4.2
Warrant liability	16.8	52.2
Earnout liability	6.2	10.1
Share-based payment compensation liability	23.4	34.5

Total current liabilities	$497.9	$490.3

Non-current
Senior secured lien notes	$473.5	$498.4
Long-term governmental loans	133.1	133.6
Accrued pension liability	178.3	178.3
Accrued other post-employment benefit obligation	203.5	206.2
Other long-term liabilities	26.9	26.7
Environmental liabilities	35.5	33.3
Deferred income tax liabilities	103.8	110.9

Total non-current liabilities	$1,154.6	$1,187.4

Total liabilities	$1,652.5	$1,677.7

Shareholders’ equity
Capital stock	$975.5	$974.8
Accumulated other comprehensive income	366.5	439.6
(Deficit) retained earnings	(48.1)	102.0
Contributed deficit	(0.8)	(7.9)

Total shareholders’ equity	$1,293.1	$1,508.5

Total liabilities and shareholders’ equity	$2,945.6	$3,186.2

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$589.7	$650.5	$1,106.8	$1,271.1
Operating expenses
Cost of sales	$643.8	$633.8	$1,269.9	$1,219.2
Administrative and selling expenses	31.0	29.2	61.9	61.3

Loss from operations	($85.1)	($12.5)	($225.0)	($9.4)

Other (income) and expenses
Finance income	($2.5)	($5.4)	($5.3)	($6.6)
Finance costs	18.5	16.4	36.3	26.1
Interest on pension and other post-employment benefit obligations	3.9	5.4	7.9	10.3
Foreign exchange loss (gain)	31.5	(6.8)	32.4	(22.6)
Other income	—	—	(50.0)	—
Change in fair value of warrant liability	4.6	(15.6)	(34.5)	(30.9)
Change in fair value of earnout liability	1.3	(2.5)	(3.1)	(5.9)
Change in fair value of share-based compensation liability	5.1	(5.8)	(10.3)	(10.6)

	$62.4	($14.3)	($26.6)	($40.2)

(Loss) income before income taxes	($147.5)	$1.8	($198.4)	$30.8
Income tax recovery	(36.9)	(4.3)	(63.3)	(3.3)

Net (loss) income	($110.6)	$6.1	($135.1)	$34.1

Net (loss) income per common share
Basic	($1.02)	$0.06	($1.24)	$0.31
Diluted	($1.02)	($0.07)	($1.28)	$0.02

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	($110.6)	$6.1	($135.1)	$34.1
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	38.2	33.2	73.2	68.0
Deferred income tax expense (recovery)	0.5	(5.3)	(1.5)	(10.5)
Pension funding in excess of expense	(3.3)	(1.9)	(5.1)	(3.1)
Post-employment benefit funding in excess of expense	(1.7)	(1.7)	(3.4)	(3.8)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	9.1	(2.4)	9.3	(8.1)
post-employment benefit obligations	10.8	(2.3)	11.0	(8.1)
Finance costs	18.5	16.4	36.3	26.1
Loss on disposal of property, plant and equipment	—	1.1	—	1.6
Interest on pension and other post-employment benefit obligations	3.9	5.4	7.9	10.3
Other income	—	—	(50.0)	—
Accretion of governmental loans and environmental liabilities	5.1	3.9	9.1	11.7
Unrealized foreign exchange loss (gain) on government loan facilities	8.1	(1.3)	8.3	(4.7)
Increase (decrease) in fair value of warrant liability	4.6	(15.6)	(34.5)	(30.9)
Increase (decrease) in fair value of earnout liability	1.3	(2.5)	(3.1)	(5.9)
Increase (decrease) in fair value of share-based compensation liability	5.1	(5.8)	(10.3)	(10.6)
Other	7.7	1.2	12.3	0.2

	($2.7)	$28.5	($75.6)	$66.3
Net change in non-cash operating working capital	(70.1)	(15.8)	95.3	68.3
Environmental liabilities paid	(0.1)	(0.2)	(0.5)	(0.9)
Insurance proceeds for operating expenses	35.0	—	35.0	—

Cash (used in) generated by operating activities	($37.9)	$12.5	$54.2	$133.7

Investing activities
Acquisition of property, plant and equipment	($97.4)	($98.3)	($224.4)	($218.7)
Insurance proceeds for property damage	15.0	—	15.0	—

Cash used in investing activities	($82.4)	($98.3)	($209.4)	($218.7)

Financing activities
Bank indebtedness advanced (repaid), net	$16.1	$0.0	$16.0	($5.1)
Senior secured lien notes issued, net of underwriter fees	—	472.6	—	472.6
Transaction costs on senior secured lien notes	—	(4.1)	—	(4.1)
Governmental loans received	16.3	14.5	16.3	30.0
Repayment of governmental loans	(6.2)	(2.5)	(12.5)	(5.0)
Interest paid	(23.4)	(0.1)	(24.5)	(0.2)
Dividends paid	(14.8)	—	(14.8)	(7.1)
Other	(0.7)	(0.5)	1.5	(0.9)

Cash (used in) generated by financing activities	($12.7)	$479.9	($18.0)	$480.2

Effect of exchange rate changes on cash	($11.0)	$1.4	($11.2)	$3.5
Cash
(Decrease) increase in cash	(144.0)	395.5	(184.4)	398.7
Opening balance	226.5	97.9	266.9	94.7

Ending balance	$82.5	$493.4	$82.5	$493.4

Algoma Steel Group Inc.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
millions of dollars	2025	2024	2025	2024
Net (loss) income	($110.6)	$6.1	($135.1)	$34.1
Depreciation of property, plant and equipment and amortization of intangible assets	38.2	33.2	73.2	68.0
Finance costs	18.5	16.4	36.3	26.1
Interest on pension and other post-employment benefit obligations	3.9	5.4	7.9	10.3
Income tax recovery	(36.9)	(4.3)	(63.3)	(3.3)
Foreign exchange loss (gain)	31.5	(6.8)	32.4	(22.6)
Finance income	(2.5)	(5.4)	(5.3)	(6.6)
Inventory adjustments (depreciation on property, plant and equipment in inventory)	0.5	6.4	1.5	2.5
Carbon tax	10.4	9.5	13.9	15.9
Increase (decrease) in fair value of warrant liability	4.6	(15.6)	(34.5)	(30.9)
Increase (decrease) in fair value of earnout liability	1.3	(2.5)	(3.1)	(5.9)
Increase (decrease) in fair value of share-based payment compensation liability	5.1	(5.8)	(10.3)	(10.6)
Share-based compensation	3.6	1.1	7.4	2.3

Adjusted EBITDA (i)	($32.4)	$37.7	($79.0)	$79.3

Net (loss) income Margin	(18.8%)	0.9%	(12.2%)	2.7%

Net (loss) income / ton	($234.3)	$12.1	($143.5)	$35.7

Adjusted EBITDA Margin (ii)	(5.5%)	5.8%	(7.1%)	6.2%

Adjusted EBITDA / ton	($68.6)	$74.9	($83.9)	$83.1

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com